UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 10-SB/A
                               (Amendment No. 1)

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        PRECISION PLASTICS MOLDING, INC.
           (Name of Small Business Issuer as Specified in Its Charter)


             NEVADA                                              86-0914668
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)


                      216 SOUTH ALMA SCHOOL ROAD, SUITE 10
                               MESA, ARIZONA 85210
               (Address of Principal Executive Offices) (Zip Code)


                                 (480) 898-1846
                (Issuer's Telephone Number, Including Area Code)


      Securities to be registered under Section 12(b) of the Exchange Act:

                                      None

      Securities to be registered under Section 12(g) of the Exchange Act:

                         Common Stock, Par Value $0.001
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                                TABLE OF CONTENTS

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PART I....................................................................     1

  ITEM 1. DESCRIPTION OF BUSINESS.........................................     1
  ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS........     9
  ITEM 3. DESCRIPTION OF PROPERTY.........................................    11
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..    11
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS....    12
  ITEM 6. EXECUTIVE COMPENSATION..........................................    14
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................    15
  ITEM 8. DESCRIPTION OF SECURITIES.......................................    15

PART II...................................................................    17

  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
          AND OTHER STOCKHOLDER MATTERS...................................    17
  ITEM 2. LEGAL PROCEEDINGS...............................................    18
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................    18
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.........................    19
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................    20

PART F/S..................................................................   F-1

PART III..................................................................   E-1

  ITEM 1. INDEX TO EXHIBITS...............................................   E-1

SIGNATURES................................................................   S-1

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This Form 10-SB contains forward-looking statements that are subject to known and unknown risks and uncertainties, including but not limited to, changes in economic conditions in the Company's market areas, changes in policies by regulatory agencies, the impact of competitive products and services, risks relating to the demand for the products and services offered by the Company, and the ability of management to successfully manage the Company and general economic conditions. Forward-looking statements refer to statements that may imply results or events in the future and may be expressed by words such as "expects," "believes," "estimates," "could," "anticipates," "intends," "predicts" and similar expressions. Forward-looking statements appear in a number of places in this Form 10-SB and may address the intent, belief or current expectations of the Company and its Board of Directors and management with respect to the Company and its environment, business, operations and condition, among other things. The Company cautions readers not to place undue reliance on forward-looking statements since there can be no assurances about the extent and nature of the factors that may affect the Company and its operations and financial condition, including but not limited to, the various risk factors referenced above and below. The Company does not undertake and specifically disclaims any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of this registration statement. These risks could cause the Company's actual results to differ materially from those expressed in any forward-looking statements by, or on behalf of, the Company.

RISK FACTORS

     All of the information contained in this registration statement should be considered carefully, including in particular, but not limited to, the following risks and speculative factors that they may affect the Company and its business and results of operations:

FACTORS RELATED TO THE COMPANY AND ITS BUSINESS

     LIMITED OPERATING HISTORY. The Company was formed in November of 1997 and had no business until the middle of 1998 when it bought and combined the assets of two (2) Phoenix, Arizona area custom plastic injection molding companies. See "History of the Registrant's Business," below. The Company incurred significant losses for its years ended June 30, 1999 and 2000. There are no assurances that the Company can or will be profitable in the future or can or will obtain financing for continued operations.

     LIMITED EXPERIENCE IN MANUFACTURING AND MARKETING. The Company's business strategy relies primarily on its success in manufacturing and marketing, an area in which the Company has limited experience. The success of its business strategy should be considered in light of the risks, expenses and difficulties frequently encountered in entering into industries characterized by intense competition. There can be no assurance that the Company will be able to manufacture or market its products or proposed products, maintain or expand its market share or achieve commercial revenues from its products or proposed products in the future. In addition, certain aspects of the Company's business strategy can be implemented only if the Company successfully secures additional capital. Some of the foregoing factors are not within the Company's control, and

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there  can be no  assurance  that  the  Company  will be able to  implement  its business strategy, or that the Company's business strategy will result in profitability.

     AVAILABILITY AND COSTS OF RAW MATERIALS. Raw materials are generally readily available. At the present time, these materials are being purchased from local suppliers. However, the availability and costs of the Company's raw materials could change at any time for various reasons. For example, the market demand for the Company's raw materials could suddenly increase affecting both availability and price. Similarly, changes in the price of natural resources used to make the raw materials used by the Company could also affect the availability and cost of raw materials. Additionally, the laws and regulations governing the production and transportation of raw materials or the materials used to make the raw materials could change and, as a result, affect the supply and cost of the Company's raw materials. Any interruption in the supply of raw materials or components could have a material adverse effect on the Company.
Furthermore, certain potential alternative suppliers may have pre-existing exclusive relationships with competitors of the Company and others that may preclude the Company from obtaining its raw materials from such suppliers.

     ABILITY TO SECURE ADDITIONAL FINANCING. The Company's financial statements have been qualified as a "going concern" principally because of the Company's consistent losses and the uncertainty over obtaining long term financing to continue its operations. The Company has funded its operations to date primarily through equity and debt financing. The Company may need additional debt or capital in order to begin generating a sufficient cash flow to sustain operations for the foreseeable future. The Company will need to raise substantial additional funds to continue to fund operating expenses. There can be no assurance that additional financing will be available or, if available that such financing will be on terms favorable to the Company. Failure to obtain such additional financing would have a material adverse effect on the Company.

     COMPETITION AND TECHNOLOGICAL CHANGE. The Company competes with a number of entities which are larger, have greater resources and have longer operating histories than the Company. Operating losses may result from this competition which may have a materially adverse effect on the Company. The Arizona market in which the Company operates is very competitive. The Company competes with The Tech Group, Intisys, Saranda Corporation and other molding companies. Many of these competitors have substantially greater resources and have operated longer than the Company. Furthermore, in the future it is anticipated that the plastics industry will be subject to intense competition and rapid technological change. The Company could potentially face competition from other plastics companies or companies where expansion into the Company's business is a logical extension of their existing business, many of which have substantially greater financial and other resources than the Company and, therefore, are able to spend more than the Company in areas such as product development, manufacturing and marketing. Although a company with greater resources will not necessarily be able to bring a new product to market before its smaller competitors, substantial resources enable a company to support many new products simultaneously, thereby improving the likelihood of at least some of its new products being among the first on the market, and to support greater managerial resources for entry into a new area of business. In addition, the Company's revenues and profitability could be adversely affected by technological change. Competitors may develop products that render the Company's products or proposed products uneconomical or result in other products that may be superior to the Company's products.

     LAWS AND REGULATIONS REGARDING ENVIRONMENTAL MATTERS. The business operations of the Company and the use of real property by the Company are subject to extensive and changing federal, state and local environmental laws

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and regulations  pertaining to the discharge of materials into the  environment, the handling and disposition of hazardous  materials and wastes (including solid
and  hazardous   wastes)  or  otherwise   relating  to  the  protection  of  the
environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated off-site disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable. No assurances can be given that additional environmental issues will not require future expenditures or create additional prospective liability.

     The plastics industry, in general, and the Company, in particular, are subject to existing and potential federal, state and local laws and regulations designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other similar measures. Although the Company believes that such initiatives and the legislation enacted and the regulations promulgated to date have not had a material adverse effect on the Company, there can be no assurance that future enforcement of current laws and regulations or of any future initiatives, laws or regulations would not have a material adverse effect on the Company.

     POTENTIAL PRODUCT LIABILITY CLAIMS. The testing, manufacturing and marketing of the Company's products and proposed products involve the inherent risks of product liability claims or similar legal theories against the Company, some of which may cause the Company to incur significant defense costs. The
Company does not maintain product liability insurance as its products are manufactured pursuant to the customers' designs, usually using the customers' molds, and, consequently, the Company's products do not go directly to the consumer. Nonetheless, a successful product liability claim or other judgment against the Company could have a material adverse effect upon the Company.

     RELIANCE ON MAJOR CUSTOMERS. Since the Company commenced business, it has made a significant portion of its sales to two large customers. For the six months ended December 31, 2000, these two customers accounted for sixty-three percent (63%) of the Company's sales. The loss of one of the Company's largest customers or a reduction of the volume purchased by such customer would have an adverse effect upon the Company's sales until such time, if ever, as significant sales to other customers could be made. These customers also account for the greater proportion of the Company's receivables. The inability of one of these customers to timely pay, or pay at all, on its accounts with the Company would have an adverse effect upon the Company's ability to maintain cash flow and meet its own obligations. The Company considers the relationship with its largest customers and their creditworthiness to be satisfactory. See Note 15 to the Consolidated Financial Statements of June 30, 2000, and 1999, in Part F/S, below.

     RELIANCE ON KEY PERSONNEL. The Company is dependent on the experience, abilities and continued services of its current management personnel. In particular, Mr. Westfere, its President and Chief Executive Officer, and Todd Chisholm, its Chief Financial Officer, have played significant roles in the development and management of the Company. The loss or reduction of services of Mr. Westfere, Mr. Chisholm or any other key employee could have a material adverse effect on the Company. There is no assurance that additional managerial assistance will not be required. The Company's future success depends in large part upon its ability to attract and retain highly qualified personnel. The Company faces competition for such personnel from other companies and organizations, many of which have significantly greater resources than the Company. There can be no assurance that the Company will be able to attract and retain the necessary personnel on acceptable terms or at all.

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FACTORS RELATED TO THE COMPANY'S COMMON STOCK

     DILUTION. The Company may sell and issue additional Shares of its Common Stock ("Shares") to finance its future capital requirements and operations. The Company is authorized to issue 50,000,000 Shares of Common Stock, of which 13,300,000 Shares are currently issued and outstanding. The Board of Directors is authorized to issue additional Shares without shareholder approval. The issuance of some or all of the remaining authorized but unissued Shares would dilute the percentage ownership of the current shareholders and could have a negative impact upon the market price of the Common Stock.

     DIVIDEND POLICY. The Company does not have a policy of paying dividends on its Common Stock and it is currently anticipated that no such dividends will be paid for the foreseeable future. Furthermore, preferred stockholders have priority over common stockholders as to dividends paid. Any future decision to pay cash dividends will be made on the basis of earnings, alternative needs for funds and other conditions existing at the time.

     CONTINUED CONTROL BY THE MAJORITY SHAREHOLDER. Diamond Equities, Inc., a Nevada corporation ("Diamond" or the "Parent") controls approximately 63% of the outstanding Common Stock. Accordingly, Diamond is in a position to control the Company through the election of the Board of Directors. Shareholders must rely on the expertise and knowledge of the Board of Directors elected by Diamond and the management appointed by the Board of Directors, together with any consultants it may engage, to manage and plan the operations of the Company.

     AFFILIATE-OWNED STOCK. The Company currently has outstanding 13,300,000 Shares of its Common Stock, of which 13,000,000 Shares are held by "affiliates" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Notwithstanding the registration of the Shares of the Common Stock of the Company, the sale or other transfer of Shares held by "affiliates" will remain subject to Rule 144 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act. Rule 144 imposes certain restrictions on the transfer of securities, including, among other restrictions, restrictions on the amount of shares which may be transferred, a requirement regarding the availability of adequate and current public information with respect to the issuer and the sale of the restricted stock in a brokers' transaction within the meaning of Rule 144. However, in the case of control stock or stock held by affiliates, requirements of Rule 144 with respect to the holding period of restricted securities are not applicable. The sale of some of the affiliate-owned Shares of Common Stock could have a material negative impact upon the market price of the Common Stock.

     MARKET FOR COMMON STOCK. There is presently no public trading market for the Company's Common Stock and there is no assurance that a substantial trading market for the common stock will develop after the registration of the Shares. If and when a market develops, the market price of the Common Stock may be subject to price fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in a comparable business, changes in conditions affecting the economy generally, analyst reports, general trends in the industry, and other political and macroeconomic events or factors.

     RISK OF LOW-PRICE STOCK. Management may in the future determine that it is in the best interest of the Company to have the Company's stock trade in the public market. However, given the historic performance of the Company and the Company's current net worth, the Company's common stock may not qualify for inclusion in the NASDAQ SmallCap Market or maintain a price of $5.00 or more, and consequently the stock might be a "penny stock" as defined by regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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     SEC regulations define a "penny stock" to be any non-NASDAQ equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Penny stocks are subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such
securities  to  persons  other  than   established   customers  and  "accredited
investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Furthermore, for any transaction in a penny stock, unless exempt, the SEC regulations require delivery prior to any transaction in a penny stock of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, these rules may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of stockholders to sell common stock in the secondary market.

     The foregoing required penny stock restrictions will not apply to the Company's securities if such securities are eventually included on the NASDAQ SmallCap Market and have certain price and volume information provided on a current and continuing basis or meet certain public float minimum net tangible assets and revenue criteria. However, there can be no assurance that the Company's securities will ever qualify for exemption from these restrictions.

HISTORY OF REGISTRANT'S BUSINESS

     Diamond incorporated the Company in the State of Nevada on November 25, 1997 as "Precision Plastics of NV, Inc.," and in 1998 the Company changed its name to "Precision Plastics Molding, Inc." Diamond formed the Company for the purpose of acquiring the assets of two or more small, custom plastic injection molders, and reorganizing them into a single entity. The Company currently generates revenues from manufacturing custom plastic products and parts for other companies. The Company is a majority-owned subsidiary of Diamond Equities, Inc., a publicly traded Nevada corporation (referred to herein as either the "Parent" or "Diamond").

     Diamond was incorporated in the State of Nevada on July 24, 1987, under the name of "KTA Corporation." On September 25, 1989, the Parent changed its name to "United Payphone Services, Inc." Until November 19, 1996, the Parent was in the business of operating, servicing and maintaining a system of privately-owned public pay telephones. In November of 1997, the Parent sold substantially all of its assets in the payphone business to a company not affiliated with the Parent. On June 2, 1997, the Parent changed its name to "Diamond Equities, Inc."

     The Parent is a publicly-traded company on the NASDAQ OTC Bulletin Board, trading under the symbol DDEQ. Information regarding the Parent is available on its Form I0-KSB Annual Report and its quarterly Form 10-QSB, as filed with the SEC, which are incorporated herein by reference and copies of which are available from the Public Reference section at the SEC office in Washington, DC or upon request to the Parent.

     On June 15, 1998 the Company purchased the assets of Premier Plastics Corporation ("Premier"), a Tempe, Arizona private corporation engaged in the plastic injection molding business. The Company paid consideration of $80,000 in

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cash,  together with the  assumption of various notes and payables in the amount of approximately $40,000. In addition, the selling shareholder of Premier received 300,000 shares of common stock of the Company valued at $0.25 per share. Prior to this acquisition, the Company had no assets. The purchase price was determined by negotiations between the parties. The cash paid by the Company came from the Parent. There was no prior relationship between Premier and its sole shareholder, on the one hand, and the officers and directors of the Company or the Parent, on the other hand.

     In addition, on July 20, 1998, the Company purchased substantially all the assets of Accurate Thermoplastics, Inc. ("Accurate"), a Mesa, Arizona private corporation engaged in the plastic injection molding business. The assets purchased included equipment, inventory, contract rights, customer lists, know-how, drawings, specifications and intellectual property. The sole shareholder of Accurate, Roy L. Thompson, was engaged to serve as a consultant to the Company. He no longer serves in that capacity. The business of Accurate continues under the Company's name. The Company acquired the assets of Accurate for payment of Five Hundred Sixty Thousand Dollars ($560,000), consisting of cash and a promissory note, and for the assumption by the Company of certain liabilities of Accurate. The purchase price paid by the Company was determined by negotiations between the parties. To raise funds to purchase the assets of Accurate, the Company issued 2,000,000 Shares of its Common Stock to Diamond. There was and is no other relationship between Accurate and its sole shareholder, on the one hand, and the officers and directors of the Company or Diamond, on the other hand. The Company defaulted on the note payable to Accurate, and on July 9, 1999, Accurate filed suit against the Company and Diamond alleging breach of contract for failure to perform certain provisions of the asset purchase agreement, seeking unspecified damages. The lawsuit was subsequently settled by the parties. To settle the lawsuit, the Company paid $165,000 in cash to Accurate and Diamond issued an additional 14,000 shares of its common stock to the plaintiff.

     After acquiring the assets of Premier and Accurate, the Company combined their operations, with both acquisitions now operating under the name of the Company. All operations are conducted at the former Accurate facility located at 216 S. Alma School Rd., Mesa, Arizona.

THE COMPANY'S CURRENT OPERATIONS

     The Company produces injection-molded plastic products according to the customer's specifications. The Company's two largest customers are Axxess Technologies and Amsafe, Inc.. For the six months ended December 31, 2000, these companies together represented 48% and 15%, respectively, of the sales of the Company. Axxess Technologies uses the products the Company manufactures in its keymaking operations. Amsafe, Inc., uses the products the Company manufactures primarily in the manufacture of aircraft safety restraints.

     Generally, a customer provides its own injection molds, but the Company occasionally arranges to build a mold to the customer's specifications. Outside contractors usually design and build these molds, and the Company passes all development costs for these molds onto the customer. When a mold is completed, the Company then manufactures as many or as few products as the customer desires, and the mold becomes the customer's property. As a result, the Company does not presently own the rights to any of the products that it produces.

     Most of the customer's products require more than just one molded part. In most cases several parts are molded and then assembled. The Company does not always mold all of the parts for assembly nor does it normally assemble the parts it manufactures. The molded parts the Company manufactures may either be used as a part of its customer's manufacturing process, or as part of the finished product the customer produces.

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     The Company had, as of  September 1, 2000, a sales  backlog of two (2) days and had the raw materials to run production for these sales. The Company has no order backlog.

THE PLASTICS INJECTION MOLDING INDUSTRY

     The plastics industry, as broadly defined, is the fourth largest industry in the United States. Only the motor vehicle, petroleum refining and electronics manufacturing industries are larger.

     While plastics in various forms have been around for many years, the real growth of the industry began in the 1970's and 1980's where it enjoyed a six percent average annual growth. Plastics invaded wood, metal, glass, paper, and countless other industries as newer, better plastics were found to be superior substitutes for traditional materials. New uses were found for plastics which other materials could not complete with. Presently, plastics manufacturers produce over 500 different types of resins and compounds. There are varying grades of physical properties and prices associated with this wide array of materials.

     The four major types of plastics resins are: (i) commodity resins, which represent the bulk of production, and which are considered "low tech" and are produced by many suppliers; (ii) intermediate resins, which are more advanced and specialized than commodity resins; (iii) engineering resins, which exhibit more advanced physical characteristics and are generally produced on a smaller scale than other resins; and (iv) advanced resins, which are most capable of withstanding impact and high heat, can carry high loads and resist chemicals and solvents.

     Plastics are often divided by their physical properties. Thermoplastics can be remelted and reused repeatedly. They represent 83% of the industry's production. Polyethylene represents 40% of the thermoplastics market and is heavily used in packaging. Quantum Chemical, Union Carbide and Dow Chemical are some of the largest producers of Polyethylene. PVC is the second most frequently used thermoplastics product and is commonly used in construction (PVC pipe, for instance). Occidental Petroleum, Shintech and Formosa Plastics are some of the leading PVC producers. Thermosets are plastics that are hardened by chemical reaction. They represent the remaining 17% of the plastics market. Approximately one-half of thermosets are used in construction as plywood adhesives, insulation, etc. This is a more mature and less dynamic sector of the plastics industry.

     Shipments of plastics industry wide have grown 22% in the most recent two year period for which figures are available. Prices of plastics remained relatively flat during the early 90's and jumped dramatically in the mid-90's due to strong demand and short supplies of raw materials. At present the top 20 plastics manufacturers account for approximately two-thirds of all production. Smaller producers have a difficult time securing raw materials as inexpensively as large producers, which creates an incentive for molders to consolidate to be competitive and profitable.

     The United States is a very large consumer of plastics, using 24% of all the plastics used in the world. The U.S. is an exporter of plastics, with 4.2% of all plastics jobs tied to exports.

     Nationally, the number of jobs in the plastics industry increased by an average of 4.4% during the 1990's. Productivity kept pace with other industries. While California employs the most workers in the industry (9.1% of all U.S. plastics workers) the industry is heavily seated in the industrial heartland of America. Ohio has 8.4% of all plastics industry workers, followed by Michigan, Illinois, Texas, Pennsylvania and Indiana.

CUSTOMERS AND SUPPLIERS

     The Company currently makes products for approximately fifteen (15) different customers. For the six months ended December 31, 2000, there were two customers that represented ten percent (10%) or more of the revenues of the Company. Those customers are:

                                            SIX MONTHS ENDING
                                            DECEMBER 31, 2000
                     CUSTOMER                  % OF REVENUE
                     --------                  ------------
               Axxess Technologies                  48%

               Amsafe Inc.                          15%

     The Company has approximately fifteen (15) to twenty (20) suppliers at any given time. These suppliers supply boxes, plastic resin, and other products used in the manufacturing process. The Company's main suppliers of resin are GE, Polymerland and Plastics General Polymers.

MARKETING

     Currently, the Company does not have a marketing or sales force. The current customers were acquired from Accurate and Premier. The Company's primary resource for new customers is from customer and vendor referrals. Although the Company is currently negotiating with Motorola for the manufacture of custom parts, there can be no assurances that such negotiations will result in a significant contract for plastic parts. The Company may, if cash flow permits, hire personnel to find additional customers.

     As is common in the industry, the Company primarily relies on the need for a new plastic component for new business. Customers currently having its components manufactured by a competitor are reluctant to move to a new molding company because such a move necessarily would cause a delay in production as the customer's molds are transferred to the new molding company. Therefore, a marketing campaign designed to target a competitor's customers is not as effective in the plastics molding industry as in others.

EMPLOYEES

     The Company has six (6) non-union employees: One (1) is a plant manager, one (1) is a production supervisor, one (1) is a quality assurance manager, one
(1) is an operator, and two (2) are engaged in office and clerical duties.

ITEM 2. MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2000 AND 1999

     The Company had a net loss of $337,009 for the fiscal year ended June 30, 2000, as compared to a net loss of $191,716 for the fiscal year ended June 30, 1999. The difference in the net loss (in the amount of $145,293) for the year ended June 30, 2000 VS. the year ended June 30, 1999, is due mostly to the decrease in Company sales for fiscal year 2000. The Company's net loss from continuing operations for fiscal year 2000 was $335,000, as compared to $198,000 for fiscal year 1999.

     The Company's operations generated revenues of $689,000 during fiscal year 2000, as compared to $1,367,000 for fiscal year 1999. The decrease in sales (in the approximate amount of $678,000) was due in part to the Company's loss of a major customer. Although the major customer provided the Company with a large volume of work, very little profit was realized from such work due to the need to rework product manufactured and due to the small margins received with respect to such work. The gross margin on the Company's manufacturing operations for fiscal year 2000 was approximately 47% VS. a gross margin of 23% for such operations in fiscal year 1999. The increase in gross margin over the previous fiscal year is attributable to the loss of low margin or negative margin projects for the departed major customer.

     The Company's selling and general and administrative expenses increased by 32% to $662,253 for the fiscal year ended June 30, 2000, as compared to $501,973 for the fiscal year ended June 30, 1999. The increase in such expenses is due to the increase in professional fees incurred in connection with the registration of the Company's stock and the legal expenses incurred in settling the Thompson suit. See Part II, Item 2, LEGAL PROCEEDINGS, below.

     The Company's plastics manufacturing operations are expected to increase during fiscal year 2001, due primarily to completion of manufacturing contracts in place at the end of the 2000 fiscal year and due to growth in additional sales. The Company further expects that the plastics manufacturing industry in general will experience growth and expanded demand for plastic products. However, although the foregoing are the Company's expectations, you are cautioned that actual results could differ materially due to various factors, including the following, among others: the loss, reduction or cancellation of contracts which were in place at the end of the last fiscal year; the inability of the Company to successfully solicit and consummate contracts for additional plastics manufacturing business; the Company's lack of success in the development of new products and applications, of new business and of distribution channels for existing and new business; economic factors affecting the national, regional and local economies, in general, and the plastics industry, specifically, such as increases in the cost of financing and other operating expenses, the cost of raw materials and energy, the effect and costs of legal and regulatory compliance, such as environmental laws and regulations and products liability, and the adaptability of the kind of plastics manufactured by the Company to the kind of products giving rise to the new demand.

LIQUIDITY AND CAPITAL RESOURCES.

     The Company requires capital to support its injection molding operations. At June 30, 2000, the Company had cash and cash equivalents of $110,275 compared to cash and cash equivalents of $62,875 at June 30, 1999. The increase in cash assets of approximately $48,000 resulted from the cash provided by operations. The Company raised $180,000 from the sale of its common stock and then made payments on long-term debt in approximately the same amount.

     The funding sources currently available to the Company include potential public or private offerings and additional issuances of its Class A Preferred Shares to private investors. The Company expects to raise additional funds through private placements of its common stock or preferred stock to assist with the capital requirements of additional acquisitions and to consolidate debt. However, there are no third party financing arrangements of any kind currently in place and there can be no assurances that such financing arrangements can be successfully consummated or, if they are consummated, what the terms of any such financing arrangements will be. Therefore, the Company's sole source of operating capital for the foreseeable future is likely to be from current cash reserves and cash provided by operations.

     Principal uses of working capital will include payment of the Company's general and administrative expenses and inventory. The Company has accrued dividends to the holders of the Company's Class A Preferred Shares, and payments of these dividends have been made quarterly during the year, and will continue to be due quarterly.

     Although the Company believes that its existing cash balances and net cash flows from operations, if any, will be sufficient to meet the Company's cash requirements for the next 12 months, the Company's ability to operate profitably are subject to material uncertainties and there can be no assurances that the Company's cash requirements will be satisfied for the next 12 months. Among the factors that could result in a cash or liquidity shortfall are a decline in operating revenue from sales and other sources, the inability to raise capital from the sale of securities, the inability to borrow adequate funds, unforeseen increases in costs and other expenses of operation or an unforeseen liability.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

     The Company had net income of $20,460 in the first fiscal quarter ended September 30, 2000, as compared to a net loss of $98,676 for the same time period in 1999. The difference of approximately $120,000 in net income for the quarter ended September 30, 2000 VS. 1999 is due to the increase in sales of approximately $60,000, the decrease in general and administrative expenses of $30,000 and the increased margin of approximately $30,000. Due to increased quality of the Company's operations, our reworking and returned orders have been significantly reduced, thus improving the Company's margins and reducing other costs associated with reworking orders. With the loss of low margin customers with high return rates, our margins have improved, and general and administrative expenses have decreased.

     The Company's operations generated revenues of $290,000 during the first quarter of fiscal year 2001, as compared to $230,000 for the corresponding quarter of fiscal year 2000. The gross margin for the first quarter of fiscal year 2001 was approximately 46% vs. 36% for the same period in fiscal year 2000. The increase in margin is attributed to the combination of higher quality of our work with less rework and higher margin customers, with the loss of a major low margin customer.

     The Company's selling, general and administrative expenses decreased by 38% to $112,900 for the first quarter of fiscal year 2001 as compared to $182,000 for the first quarter of fiscal year 2000. The decrease in such expenses is due to the decrease in volume of activity, fewer employees and decreases in other expenses.

LIQUIDITY AND CAPITAL RESOURCES.

     At September 30, 2000, the Company had cash and cash equivalents of $122,242 compared to cash and cash equivalents of $110,275 at June 30, 2000. The increase of approximately $10,000 resulted from $23,000 cash provided by operations, less payments to the parent company of $12,000.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's leases its operating facilities located at 216 S. Alma School Rd., Mesa, Arizona (the "Facility"). The Company shares the Facility with Diamond. In the Facility the Company uses 13,000 square feet for production and 2,000 square feet for offices. The Company leases the Facility under an operating lease that expired in July 1999. The Company has subsequently occupied the Facility on a month to month basis. Rent expense under the lease was approximately $86,000 for the year ended June 30, 1999 and $83,874 for the year ended June 30, 2000. The current lease rate is $6,885 per month.

     The Facility is in satisfactory condition and the Company has such space as management considers necessary or desirable to conduct the Company's business. Management believes the leased space will meet the needs of the Company for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the Common Stock ownership as of September 30, 2000, of (i) each person who is known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock; (ii) all directors; (iii) each of the executive officers; and (iv) directors and executive officers of the Company as a group:

TITLE OF       NAME AND ADDRESS OF       AMOUNT AND NATURE OF
 CLASS           BENEFICIAL OWNER         BENEFICIAL OWNER(1)   PERCENT OF CLASS
 -----           ----------------         -------------------   ----------------
 Common     Diamond Equities, Inc.             8,372,000             62.95%
            216 South Alma School Road
            Suite 10
            Mesa, Arizona 85210

 Common     John O. Hoffman                    1,100,000              8.27%
            Director
            4237 E. Hazelwood
            Phoenix, Arizona 85018

 Common     Cowley Group, Ltd.                 1,000,000              7.52%
            Sea Meadow House
            P.O. Box 116
            Road Town, Tortola
            British Virgin Islands

TITLE OF       NAME AND ADDRESS OF       AMOUNT AND NATURE OF
 CLASS           BENEFICIAL OWNER         BENEFICIAL OWNER(1)   PERCENT OF CLASS
 -----           ----------------         -------------------   ----------------
 Common     Hane Development, Ltd.             1,000,000              7.52%
            Sea Meadow House
            P.O. Box 116
            Road Town, Tortola
            British Virgin Islands

 Common     David D. Westfere                    764,000              5.74%
            President & CEO, Director
            105 E. Ellis Drive
            Tempe, Arizona 85282

 Common     Todd D. Chisholm                     764,000              5.74%
            CFO, Director
            28 North Fairway Drive
            North Salt Lake, UT 84054

 Common     Directors and Officers             2,628,000             19.76%
              as a Group

----------
(1) These Shares are held directly and of record by the indicated shareholders. Information regarding the security ownership of beneficial owners and management of Diamond is provided in its Form l0-KSB Annual Report, a copy of which is available from Diamond, or from the Public Reference Section of the SEC in its Washington, DC office, and which information is incorporated herein by reference.

     The  shares  of  the  Company's   Preferred  Stock  which  are  issued  and
outstanding are non-voting.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table lists the directors and executive officers of the Company. Directors of the Company are elected annually at each annual meeting of shareholders. Executive officers serve at the pleasure of the Board of Directors.

       NAME             AGE                POSITION             TERM AS DIRECTOR
       ----             ---                --------             ----------------
David D. Westfere        34       Director, President and
                                  Chief Executive Officer            2001

Todd D. Chisholm         38       Director, Chief Financial
                                  Officer and Secretary              2001

John O. Hoffman          37       Director                           2001

     DAVID WESTFERE, 34, has been the President and Chief Executive Officer and a Director of the Company since its inception in 1997. Mr. Westfere presently works part time for the Company, and since 1999 he has also been the owner-operator of a towing service company. Mr. Westfere also has been President, Chief Executive Officer and a Director of Diamond since April 6, 1995. From September 1984 to June 1987 Mr. Westfere attended the University of Akron.

     TODD D. CHISHOLM, 38, has been the Chief Financial Officer, Secretary, and a Director of the Company since its inception. In addition, Mr. Chisholm has been the Chief Financial Officer, Secretary, and a Director of Diamond since June 27, 1995. Since April 1995 he has also been the vice-president and chief financial officer of The Solarium, Inc., a privately held travel and tanning center. Mr. Chisholm has been a certified public accountant since 1992, serving as President of the accounting firm Chisholm & Associates since June 1, 2000, and as a partner of the accounting firm Crouch, Bierwolf & Chisholm from May 1995 to June 1, 2000. Mr. Chisholm received a Bachelor of Arts degree in business from the University of Utah.

     Mr. Chisholm, performs accounting services for the Company for which he is paid an hourly fee. It is believed that the terms of the arrangement between Mr. Chisholm and the Company are at least as favorable as terms that could be obtained with a non-affiliated party.

     JOHN O. HOFFMAN, 37, has been a director of the Company since its inception, and was the Chief Operating Officer of the Company from its inception until February 1999. Mr. Hoffman is the current Co-Owner and CEO of Orion Environmental Southwest, Inc., a Stage II Environmental Compliance Testing company specializing in the service station industry. Mr. Hoffman was the President/CEO and Owner of Premier Plastics Corporation from 1994 to 1998. From 1992 to 1994, Mr. Hoffman was Senior Operations Engineer and Manager of Site Development for Taco Bell Corporations/PepsiCo in Irvine California. In addition, Mr. Hoffman has also worked as a design manager for business transactions that included forecasting and labor scheduling systems, the creation and maintenance of operational standard databases and various labor savings, trade-off, and Human Factors/Ergonomics studies. From 1990 to 1992, Mr. Hoffman worked as a Industrial/Manufacturing Engineer at Northrop Corporation's B-2 Division in Pico Rivera California.

ITEM 6. EXECUTIVE COMPENSATION

OFFICER COMPENSATION

     The following table summarizes the compensation payable to executive officers:

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION                   LONG TERM COMPENSATION
                            -------------------------------------   -----------------------------------
                                                                      AWARDS                  PAYOUTS
                                                                     --------               -----------
                                                                                SECURITIES
   NAME &         YEAR                                              RESTRICTED  UNDERLYING
  PRINCIPAL      ENDING                             OTHER ANNUAL      STOCK      OPTIONS/      LTIP         ALL OTHER
  POSITION       JUNE 30    SALARY($)   BONUS($)   COMPENSATION($)   AWARD(S)     SARS(#)   PAYOUTS($)   COMPENSATION($)
  ---------      -------    ---------   --------   ---------------   --------     -------   ----------   ---------------
David Westfere,   2000       30,000         0             0             0         100,000       0               0
President &       1999       40,000         0             0             0         100,000       0               0
CEO, Director

     No executive officer of the Company received any compensation exceeding $100,000 for the fiscal years ended June 30, 1999 or 2000.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               [Individual Grants]

                    NUMBER OF
                   SECURITIES      PERCENT OF TOTAL
                   UNDERLYING        OPTIONS/SARS        EXERCISE
                  OPTIONS/SARS   GRANTED TO EMPLOYEES    OR BASE      EXPIRATION
     NAME          GRANTED (#)      IN FISCAL YEAR     PRICE ($/SH)      DATE
     ----          -----------      --------------     ------------   ----------
David Westfere      100,000(1)           100              $0.02         5/31/03

----------
(1) The Company adopted an employee stock option plan in June 1998 pursuant to which options may be granted to key employees and/or officers who are selected by the Board of Directors. The exercise price of the options granted pursuant to the Plan are determined by the Board of Directors on a case-by-case basis. Options are exercisable over a three year period and only while the optionee remains an employee of the Company, except that, in the event of an optionee's termination of employment by reason of disability or death while an employee, the option may be exercisable until one year after the employee's termination or death. The Plan allows granting of up to 2,400,000 shares of the Company's common stock. As of June 30, 2000, 1,500,000 options have been granted and exercised for services valued at $60,000. No other options have been granted under the Plan, and there are no other options currently outstanding.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                              AND FY-END OPTION/SAR

                                     VALUES

                                                  NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                    SHARES                       UNDERLYING UNEXERCISED            IN-THE-MONEY
                  ACQUIRED ON       VALUE       OPTIONS/SARS AT FY END(#)    OPTIONS/SARS AT FY END($)
     NAME         EXERCISE(#)    REALIZED($)    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
     ----         -----------    -----------    -------------------------    -------------------------
David Westfere      500,000        $20,000                 0                            $0

DIRECTOR COMPENSATION

     Directors are permitted to receive fixed fees and other compensation for their services as directors, as determined by the Board of Directors. No amounts have been paid to directors of the Company in such capacity.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Diamond is the parent of the Company which currently owns approximately 63% of the outstanding Common Stock of the Company. From the inception of the Company, Diamond has transferred cash to the Company and directly paid the Company's expenses, for which the Company was indebted to Diamond. In addition, the Company and Diamond have common expenses which have not been allocated between the Company and Diamond. As of June 30, 1999, the Company owed Diamond $312,649. As of June 30, 2000, the Company owed Diamond $465,586. On September 30, 2000, the Company issued 1,800,000 shares of its common stock to Diamond in payment of $454,283 owed to Diamond as of that date. The Company currently does not owe any sums to Diamond.

     Diamond employs David D. Westfere as its President and Chief Executive Officer and he is a director of Diamond. Diamond pays Mr. Westfere a base salary of $46,000 per year.

     Diamond employs Todd D. Chisholm as its Chief Financial Officer and Secretary/Treasurer and he is also a director of Diamond. Mr. Chisholm performs accounting services for Diamond for which he is paid an hourly fee. It is believed that the terms of the arrangement between Mr. Chisholm and the Parent are at least as favorable as terms that could be obtained with a non-affiliated party.

     Furthermore, Mr. Chisholm was a partner of the accounting firm of Crouch, Bierwolf & Chisholm until June 1, 2000, and the proprietor of the accounting firm of Chisholm & Associates thereafter. Both firms have performed accounting services for the Company and for Diamond. For the year ended June 30, 2000, the Company paid $7,922 to Crouch, Bierwolf & Chisholm for accounting services.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized  to issue common and preferred  stock as follows:
(i) 50,000,000 shares of Common Stock, par value $0.001 per share ("Common Stock"); (ii) 50,000,000 shares of Class A Preferred Stock, $0.001 par value, non-voting, with other terms or preferences set by the Board of Directors ("Class A Preferred Stock"); (iii) 50,000,000 shares of Class B Preferred Stock, $0.001 par value, non-voting, with other terms or preferences set by the Board of Directors ("Class B Preferred Stock"); (iv) 50,000,000 shares of Class C Preferred Stock, $0.001 par value, non-voting, with other terms or preferences set by the Board of Directors ("Class C Preferred Stock").

COMMON STOCK

     Currently the Company has outstanding 13,300,000 shares of Common Stock. All shares of Common Stock are equal to each other with respect to voting and dividend rights, and equal to each other with respect to dissolution and liquidation rights. Special meetings of the shareholders may be called by the board of directors, the Chairman of the Board (if such an officer is appointed), the President or by the President and Secretary upon the written request of owners of at least a majority of all of the shares entitled to vote at the proposed meeting. At any meeting of the shareholders, each shareholder is entitled to one vote for each share of Common Stock owned as of the record date fixed by the board of directors in accordance with the bylaws of the Company. At any meeting of shareholders, fifty-one percent (51%) of the number of shares entitled to vote at the meeting as indicated in the articles of incorporation, whether represented in person or by proxy, constitutes a quorum. There are no conversion, preemptive, redemption or other subscription rights or privileges with respect to any share of Common Stock. The board of directors is empowered under Nevada law to issue shares of authorized capital stock for such consideration as the board of directors shall fix. Reference is made to the articles of incorporation and bylaws of the Company, as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of Shares. It should be noted that the bylaws may be amended by the board of directors without notice to the shareholders. The articles of incorporation provide that there shall be no cumulative voting by shareholders of the Company. This means that the holders of more than fifty percent (50%) of the Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

PREFERRED STOCK

     The Company's articles of incorporation, as amended, authorize the issuance of three classes of Preferred Stock, as described above. The board of directors has the authority, without stockholder approval, to issue shares of Preferred Stock in one or more series from time to time, and to fix the designations, relative rights, priorities, preferences, qualifications, limitations, and restrictions of such Preferred Stock.

     On September 29, 1998, the Company offered 1,000 shares of Class A Preferred Stock, formally designated as "$1,000 par value, ten percent (10%), Class A Convertible Preferred Stock," at a price of $1,000 per share. The Company sold 36 shares of Class A Preferred Stock which are currently outstanding. The Class A Preferred Stock has the rights, preferences and privileges which are summarized below:

     DIVIDENDS. The Class A Preferred Stock is entitled to receive yearly dividends at the rate of ten percent (10%) of the par value of the Class A Preferred Stock per annum. Such dividends are payable quarterly, on the first day of each calendar quarter beginning January 1, 1999. The quarterly dividend is fully cumulative and accrues, whether or not earned, without interest, from the date of issuance. No dividends may be paid or set aside with respect to the Common Stock, unless the accrued quarterly dividend for the Class A Preferred Stock shall have been fully paid.

     SINKING FUND. The Company has not established a sinking fund with respect to the Class A Preferred Stock.

     CONVERSION RIGHTS. Each share of Class A Preferred Stock may be converted, at the option of the holder, into Units consisting of 400 shares of fully-paid and non-assessable shares of Common Stock and warrants to purchase 200 shares of Common Stock at a price of $4.50 per share (each, a "Warrant"). The Class A Preferred Stock may be converted at any time after 120 days after the Company's intended initial public offering. Following conversion, all accrued and unpaid dividends with respect to Class A Preferred Stock shall remain accrued until paid. The conversion ratio will be adjusted if the Company changes its capitalization, such as by stock dividend, reclassification or merger. See "ANTI-DILUTION PROVISIONS," below.

     CALL PROVISIONS. The Company may, upon 30 days notice, redeem all or any part of the Class A Preferred Stock, at any time, or from time to time, by paying $1,150 per share plus, in each case, a sum equal to all accumulated and unpaid dividends as declared on the date fixed for redemption.

     LIQUIDATION PREFERENCE. Each share of Class A Preferred Stock is entitled to payment of $1,000 upon liquidation of the Company after payment of all other obligations of the Company and before distribution to any holder of Common Stock. If the assets of the Company are insufficient to permit payment to the holders of the Class A Preferred Stock of their full preferential amounts, then such assets shall be distributed ratably among the outstanding shares of Class A Preferred Stock. Subject to such preferential rights, the holders of the Common Stock shall receive ratably, all remaining assets of the Company.

     REGISTRATION RIGHTS. After registration of Company Common Stock for a public offering, the holder of the Common Stock issued upon conversion of the Class A Preferred Stock and the Common Stock issued upon conversion and upon exercise of the Warrant will have the right to register such Common Stock at the Company's expense and on a PRO RATA basis, subject to approval by state regulatory agencies and the underwriter of such offering.

     VOTING. The Class A Preferred Stock is nonvoting as to the election of directors and other matters upon which holders of Common Stock are entitled to vote.

     ANTI-DILUTION PROVISIONS. The Class A Preferred Stock is subject to standard anti-dilution provisions in the event of changes in capitalization or structure of the Company, such as stock splits, capital reorganizations or reclassifications, consolidations or mergers, or the sale of all or substantially all of the assets of the Company .

     WARRANTS. Each Warrant will entitle the holder to purchase one share of Common Stock for the price of $4.50 per share if the Warrant is exercised within the time period beginning 180 days after the date of closing of its public offering, if made. If the Warrant is exercised thereafter but before 5 years from the date of closing the Offering, the price will be $5.75 per Share. The exercise price shall be payable in cash. The exercise price will be adjusted according to anti-dilution provisions of the Warrants, such as for stock splits, reclassifications and mergers.

     The Company has not issued any shares of Class B Preferred Stock or Class C Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET FOR COMMON EQUITY

     The Company's Common Stock has historically been closely held and not publicly traded. The Company's stock is not currently listed on any national stock exchanges. Currently, there is no market for either the Class A Preferred Stock or the Common Stock of the Company.

SHARES OUTSTANDING

COMMON STOCK

     As of September 30, 2000, there were 13,300,000 shares outstanding, with nine (9) holders of record of the Company's Common Stock. The Company has paid no dividends on its Common Stock since its inception.

PREFERRED STOCK

     As of September 30, 2000, there were thirty-six (36) shares of Class A Convertible Preferred Stock outstanding, with five (5) holders of record. The Company has paid $4,194 dividends on the Class A Preferred Stock in the prior two fiscal years. Dividends of $910 are accrued as of June 30, 2000.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not currently a party to any material pending legal proceedings or government actions (except as set forth below), including any material bankruptcy, receivership, or similar proceedings. Except as set forth below, management of the Company does not believe that there are any material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5 percent of the Common Stock of the Company, or any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

     The Company was allegedly in default on the remaining balance due on a note payable to Accurate in the amount of $116,325 as of June 30, 1999. Also, the Company was performing services in lieu of payments on a note payable in the amount of $94,639 assumed from Accurate in 1998 in connection with the purchase of the assets of Accurate. In March 1999 an agreement was reached with Accurate and Roy L. Thompson (the "Holders") to return all material and tooling belonging to the Holders and to offset $46,015 owing from the Holders against the note balance, resulting in a gain of $48,624. Nonetheless, on July 9, 1999 the Holders filed a lawsuit against the Company related to the note payable and a consulting agreement with Mr. Thompson. A settlement was reached on November 23, 1999 whereby the Company agreed to pay $165,000 and issue 14,000 shares of Diamond common stock to the Holders as payment in full for the note payable and commitment payable relating to the consulting agreement.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On July 30, 2000, the Company replaced its former auditor, King Weber & Associates, P.C. of Tempe Arizona with Mantyla McReynolds of Salt Lake City, Utah. In the audited financial statements for the year ended June 30, 1999, King, Weber & Associates, P.C. qualified the financial statements stating there was doubt of the Company's ability to continue as a going concern. The Board of Directors authorized the change in accountants. However, there were no material disagreements between the management of the Company and the conclusions of King, Weber & Associates, P.C. in its financial statements. Rather, the Company terminated its engagement with King, Weber & Associates, P.C. because the corporate structure of Diamond and its subsidiaries, including the Company, with Diamond as an investment company parent, is outside of the practice focus of King, Weber & Associates.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The Company has sold the following securities without registration:

                                                                                               VALUE OF
 CLASS OF SECURITY         NAME OF PURCHASER            DATE ISSUED       NUMBER OF SHARES      SHARES
 -----------------         -----------------            -----------       ----------------      ------
Class A Preferred(1)    Dr. Lincoln T. Griswold     December 1, 1998                10         $ 10,000
Class A Preferred(1)    Thomas Hazel                February 1, 1999                10           10,000
Class A Preferred(1)    Richard & Cheryl Dilbeck    April 1, 1999                   10           10,000
Class A Preferred(1)    Patrick J. McDaniel         May 1, 1999                      6            6,000
Common                  Diamond                     June 15, 1998              600,000(2)       150,000
Common                  John O. Hoffman             June 15, 1998              300,000(2)        75,000
Common                  Diamond                     July 17, 1998            2,000,000(2)       400,000
Common                  David Westfere              September 17, 1998          33,000(3)        20,000
Common                  Todd Chisholm               June 30, 1998               33,000(3)        20,000
Common                  Cowley Group Limited        September 9, 1999       1 ,000,000           90,000
Common                  Hane Development, Ltd.      September 9, 1999        1,000,000           90,000
Common                  David Westfere              June 26, 2000              500,000           10,000
Common                  Todd Chisholm               June 26, 2000              500,000           10,000
Common                  John Hoffman                June 26, 2000              300,000            6,000
Common                  Kenneth E. Curtis           June 26, 2000              100,000            2,000
Common                  Marcie G. Brown             June 26, 2000              100,000            2,000
Common                  Diamond                     September 30, 2000       1,800,000          465,586

----------
(1) The Class A Preferred Stock has a liquidation preference of $36,000. The shares of Class A Preferred Stock are convertible into units of four hundred shares of common stock and warrants to purchase two hundred shares of common stock at $4.50 per share. Dividends of $910 were accrued as of June 30, 2000.

(2) On September 17, 1998 the Company effected a 1-for-3 reverse stock split, thereby reducing the number of outstanding shares from 3,000,000 to 1,000,000. On September 8, 1999, the Company effected a 8-for-1 stock split, thereby increasing the number of outstanding shares to 8,000,000. After these transactions, Mr. Hoffman held 800,000 shares, and Diamond held 6,672,000 shares. Diamond subsequently sold 100,000 shares to Derby on June 13, 2000.

(3) Shares issued after the September 17, 1998 1-for-3 reverse stock split, but before the September 8, 1999 8-for-1 stock split. This transaction left Messrs. Westfere and Chisholm with 264,000 shares each.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     With respect to suits filed directly and derivatively against directors, officers, employees and agents of a corporation arising out of their alleged action or inaction on behalf of the corporation, Section 78.7502 of the Nevada Revised Statutes permits a Nevada corporation to indemnify its officers, directors, employees and agents from and against claims or liabilities arising out of such persons' conduct as officers, directors, employees or agents if such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to a criminal proceeding or action, in a manner the officer, director, agent or employee had no reasonable cause to believe was illegal. Section 78.751 of the Nevada Revised Statutes provides that any such discretionary indemnification may be made only after a determination that indemnification is proper under the circumstances, which determination shall be made by the stockholders, a majority of the disinterested directors or based upon the written opinion of independent legal counsel, as permitted by Section 78.751.2 of the Nevada Revised Statutes.

     Article VII of the Articles of Incorporation of the Company expressly provides that the Company may indemnify the agents, directors and officers of the Company to the fullest extent permitted by Nevada law. In addition, Article VIII of the Bylaws of the Company provides for mandatory indemnification of the directors, officers, employees and agents of the Company. In general, these indemnification provisions in the Company's charter documents provide for mandatory indemnification in instances which under the Nevada statutes are permissive only; provided however, that such indemnification persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Corporation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    PART F/S

                        PRECISION PLASTICS MOLDING, INC.

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

Independent Auditors' Report ........................................    F-2

Independent Auditors' Report ........................................    F-3

Balance Sheets -- June 30, 2000 and September 30, 2000 (unaudited)...    F-4

Statements of Operations for the years ended June 30, 2000
  and 1999 and for the three month periods ended
  September 30, 2000 and 1999 (unaudited) ...........................    F-5

Statement of Stockholders' Equity for the years ended
  June 30, 2000 and 1999 ............................................    F-6

Statements of Cash Flows for the years ended June 30, 2000 and
  1999 and for the three month periods ended September 30, 2000
  and 1999 (unaudited) ..............................................    F-7

Notes to Financial Statements ....................................... F-8 - F-14

                          Independent Auditors' Report


The Board of Directors and Shareholders of
Precision Plastics Molding, Inc.

We have audited the accompanying balance sheet of Precision Plastics Molding, Inc. as of June 30, 2000, and the related statements of operations, stockholders' equity, and cash flows for the year ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Precision Plastics Molding, Inc, for the period ended June 30 1999, were audited by other auditors whose report dated November 16, 1999, expressed an unqualified opinion on those statements. The accompanying financial statements as of September 30, 2000 and 1999 have been included without audit and accordingly, we do not express and opinion on them.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Plastics Molding, Inc., as of June 30, 2000, and the results of operations and cash flows for the periods ended June 30, 2000, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has accumulated losses from operations since its inception and has experienced declining revenue which raises substantial doubt about the ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/ MANTYLA McREYNOLDS

Salt Lake City, Utah
August 4, 2000

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors of
Precision Plastics Molding, Inc.:


We have audited the accompanying balance sheet of Precision Plastics Molding, Inc. (the "Company"), as of June 30, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Precision Plastics Molding, Inc. at June 30, 1999 and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses for the year ended June 30, 1999 of $191,716 and has $312,649 payable to its parent as of June 30, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


/s/ KING, WEBER & ASSOCIATES, P.C.
Tempe, Arizona
November 16, 1999

                        PRECISION PLASTICS MOLDING, INC.
            BALANCE SHEETS AS OF JUNE 30, 2000 AND SEPTEMBER 30, 2000

                                                                  JUNE 30,       SEPTEMBER 30,
                                                                    2000             2000
                                                                -----------       -----------
                                                                                 (Unaudited)
                                     ASSETS
CURRENT ASSETS
  Cash & cash equivalents - Note 2                              $   110,275       $   122,242
  Accounts receivable - net of allowance
    of $9,096 - Note 13                                              83,606           160,273
  Inventory - Notes 2 & 5                                            98,581            96,061
                                                                -----------       -----------
        TOTAL CURRENT ASSETS                                        292,462           378,576

PROPERTY AND EQUIPMENT - NOTE 2 & 7
  Property and equipment                                          1,006,094         1,006,094
  Less: Accumulated depreciation                                   (398,893)         (450,847)
                                                                -----------       -----------
        NET PROPERTY AND EQUIPMENT                                  607,201           555,247
OTHER ASSETS
  Deposit                                                             6,750             6,750
                                                                -----------       -----------
        TOTAL OTHER ASSETS                                            6,750             6,750
                                                                -----------       -----------
        TOTAL ASSETS                                            $   906,413       $   940,573
                                                                ===========       ===========

                       LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                              $    13,912       $    50,461
  Payable to parent                                                 465,586
  Accrued liabilities                                                53,619            43,974
  Current portion of capital leases - Note 14                         2,091             2,138
                                                                -----------       -----------
        TOTAL CURRENT LIABILITIES                                   535,208            96,573

Long-Term Liabilities
  Capital leases payable - Note 14                                    4,378             3,873
  Less current portion of capital leases                             (2,091)           (2,138)
                                                                -----------       -----------
        TOTAL LONG-TERM LIABILITIES                                   2,287             1,735
                                                                -----------       -----------
        TOTAL LIABILITIES                                           537,495            98,308

Stockholders' Equity - Notes 12 &15
  Preferred stock -- Series A 10%, $1,000 par value,
   convertible, 1,000 shares authorized, 36 shares issued
   and outstanding, liquidation preference of $36,000                36,000            36,000
  Capital stock -- 50,000,000 shares authorized, $.001 par
   value; 11,500,000 shares issued and outstanding                   11,500            13,300
  Additional paid-in capital                                        870,589         1,323,072
  Accumulated deficit                                              (549,171)         (530,107)
                                                                -----------       -----------
        TOTAL STOCKHOLDERS' EQUITY                                  368,918           842,265
                                                                -----------       -----------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                        $   906,413       $   940,573
                                                                ===========       ===========

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
      STATEMENTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 2000 AND 1999,
          AND THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                                    UNAUDITED       UNAUDITED
                                                                                      THREE           THREE
                                                       YEAR           YEAR           MONTHS           MONTHS
                                                      ENDED           ENDED           ENDED           ENDED
                                                     6/30/00         6/30/99         9/30/00         9/30/99
                                                   ------------    ------------    ------------    ------------
Revenues - Note 2                                  $    689,288    $  1,367,610    $    289,642    $    230,562
Cost of sales                                           362,569       1,063,840         156,131         146,620
                                                   ------------    ------------    ------------    ------------
        GROSS PROFIT                                    326,719         303,770         133,511          83,942
                                                   ------------    ------------    ------------    ------------
OPERATING EXPENSES:
  Marketing, general and administrative                 662,253         501,978         112,913         182,044
                                                   ------------    ------------    ------------    ------------
        TOTAL OPERATING EXPENSES                        662,253         501,978         112,913         182,044
                                                   ------------    ------------    ------------    ------------
        NET LOSS FROM OPERATIONS                       (335,534)       (198,208)         20,598         (98,102)

OTHER INCOME/(EXPENSE)
  Interest expense                                       (1,475)         45,371            (138)           (574)
  Loss on sale of assets                                      0          12,861               0               0
  Other income                                                0         (16,100)              0               0
                                                   ------------    ------------    ------------    ------------
        TOTAL OTHER INCOME/(EXPENSE)                     (1,475)         42,132            (138)           (574)
                                                   ------------    ------------    ------------    ------------
LOSS FROM OPERATIONS BEFORE EXTRAORDINARY ITEM         (337,009)       (240,340)         20,460         (98,676)

EXTRAORDINARY ITEM:
  Debt forgiveness income                                     0          48,624               0               0
                                                   ------------    ------------    ------------    ------------
         NET LOSS                                  $   (337,009)   $   (191,716)   $     20,460    $    (98,676)
                                                   ============    ============    ============    ============
BASIC LOSS/SHARE - NOTES 2 & 3
CONTINUING OPERATIONS                              $      (0.03)   $      (0.03)   $       0.00    $      (0.01)
EXTRAORDINARY ITEM                                         0.00            0.01            0.00            0.00
                                                   ------------    ------------    ------------    ------------
                                                          (0.03)   $      (0.02)           0.00    $       0.00
                                                   ------------    ------------    ------------    ------------
WEIGHTED AVERAGE NUMBER SHARES                        9,791,665       7,644,448      10,691,665       9,000,000
                                                   ============    ============    ============    ============

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
                   Statement of Stockholders' Equity/(Deficit)
               For the Years ended June 30, 2000 and June 30, 1999

                                  COMMON                 ADDITIONAL
                                  SHARES       COMMON     PAID-IN    PREFERRED             ACCUMULATED
                                  ISSUED        STOCK     CAPITAL      SHARES    AMOUNT      DEFICIT       TOTAL
                                ----------    --------   ---------   ---------  --------   -----------   ----------
BALANCE, JULY 1, 1998              900,000    $    900   $ 221,189                         $  (15,342)   $  206,747

Stock purchased by parent        2,000,000       2,000     398,000                                          400,000

Stock issued as compensation       100,000         100      19,900                                           20,000

Issuance of Series A                                                      36    $ 36,000                     36,000

Reverse stock split 1 for 3     (2,000,000)     (2,000)      2,000                                                0

Preferred dividends                                                                            (1,504)       (1,504)

Net loss for the year ended
 June 30, 1999                                                                               (191,716)     (191,716)
                                ----------    --------   ---------     -----    --------   ----------    ----------
BALANCE, JUNE 30, 1999           1,000,000    $  1,000   $ 641,089        36    $ 36,000   $ (208,562)   $  469,527
                                ----------    --------   ---------     -----    --------   ----------    ----------
8 for 1 split                    7,000,000       7,000      (7,000)

Stock issued for cash            2,000,000       2,000     178,000                                          180,000

Stock issued for services        1,500,000       1,500      58,500                                           60,000

Preferred dividends                                                                            (3,600)       (3,600)

Net loss for the year ended
 June 30, 2000                                                                               (337,009)     (337,009)
                                ----------    --------   ---------     -----    --------   ----------    ----------
BALANCE, JUNE 30, 2000          11,500,000    $ 11,500   $ 870,589        36    $ 36,000   $ (549,171)   $  368,918
                                ==========    ========   =========     =====    ========   ==========    ==========

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
                             STATEMENT OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999,
          AND THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND 1999

                                                                                              THREE MONTHS     THREE MONTHS
                                                                  YEAR ENDED     YEAR ENDED        ENDED           ENDED
                                                                    6/30/00        6/30/99        9/30/00         9/30/99
                                                                   ---------      ---------      ---------       ---------
                                                                                                 Unaudited       Unaudited
Cash Flows from Operating Activities
Net Loss                                                           $(337,009)     $(191,716)     $  20,460      $ (98,676)
Adjustments to reconcile net income to net cash
 provided by operating activities:                                         0
  Depreciation and amortization                                      208,513        212,762         51,954         51,733
  Allowance accounts receivable                                       (4,510)             0              0              0
  Forgiveness of debt                                                      0        (48,624)             0              0
  Stock issued for compensation                                       60,000         20,000              0              0
  Loss on disposal of equipment                                            0         12,861              0              0
  Decrease/(increase) in accounts receivable                         119,342        (10,564)       (76,667)       (57,287)
  Increase/(decrease) in accounts payable                            (81,469)       (81,756)        36,549         61,397
  Increase/(decrease) in other current liabilities                    (3,058)        52,567         (9,645)       (45,746)
  Decrease/(increase) in inventories                                  85,562        (95,175)         2,520         73,111
  Decrease/(increase) in other assets                                      0         (6,750)             0          1,699
  Increase/(decrease) in customer deposits                            (8,809)         8,809              0              0
  Decrease/(increase) in prepaid expenses                              6,628         (1,517)             0              0
                                                                   ---------      ---------      ---------      ---------
        Net Cash Provided /(Used) by Operating Activities             45,190       (129,103)        25,171        (13,769)
Cash Flows from Investing Activities
 Purchase business assets                                                  0       (375,000)             0              0
 Purchase of property, machinery and equipment                        13,931        (13,265)             0              0
                                                                   ---------      ---------      ---------      ---------
        Net Cash Used for Investing Activities                       (13,931)      (388,265)             0              0
Cash Flows from Financing Activities
 Proceeds form issuance of common stock                              180,000              0              0        180,000
 Principal payments on capital leases                                (33,435)      (101,424)          (505)       (13,399)
 Payments on notes payable                                                 0       (110,885)             0              0
 Settlement on note payable                                         (165,000)             0              0              0
 Issuance of Preferred Series A stock                                      0         36,000              0              0
 Proceeds from stock purchased by parent                                   0        400,000              0              0
 Payment of dividends                                                 (3,567)          (627)        (1,396)             0
 Payable to parent                                                    38,143        312,349        (11,303)             0
                                                                   ---------      ---------      ---------      ---------
        Net Cash Provided by Financing Activities                     16,141        535,413        (13,204)       166,601
                                                                   ---------      ---------      ---------      ---------
        Net Increase/(Decrease) in Cash                               47,400         18,045         11,967        152,832
Beginning Cash and Cash Equivalents                                   62,875         44,830        110,275         62,875
                                                                   ---------      ---------      ---------      ---------
Ending Cash and Cash Equivalents                                   $ 110,275      $  62,875      $ 122,242      $ 215,707
                                                                   =========      =========      =========      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the year for interest                            $   1,475      $  41,166      $     138      $     574
 Cash paid during the year for income taxes                               50              0              0              0

NONCASH INVESTING AND FINANCING ACTIVITIES:
 Stock issued by parent in settlement of debt                      $ 114,794      $       0      $ 454,283      $       0
 Accounts Payable assumed in asset purchase                                         176,859
 Capital leases assumed in asset purchase                                           185,733
 Note payable assumed in asset purchase                                              94,639
 Notes payable issued in asset purchase                                             390,679
 Equipment acquired under capital lease                                               8,097
 Accounts receivable offset against note payable balance forgiven                    46,015
 Note payable forgiven                                                               94,639
 Equipment returned to lessor (net of depreciation)                                  98,966
 Capital lease obligation settled by equipment return                                86,105

                 See accompanying notes to financial statements

                        PRECISION PLASTICS MOLDING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

     Precision Plastics Molding, Inc. (the "Company") was formed in Nevada in November 1997 for the purpose of acquiring the assets of two or more small, custom injection plastic molders. The Company is a majority owned subsidiary of Diamond Equities, Inc. which owned 58% of the Company at June 30, 2000.

     On June 15, 1998 the Company purchased the assets of a plastic injection molding business. On July 20, 1998 the Company purchased the assets of a second plastic injection molding business. The new businesses are located in Arizona and business is generated in the southwestern United States.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS

     Include  all  short-term   highly  liquid   investments  that  are  readily
     convertible to known amounts of cash and have original maturities of three months or less.

     INVENTORIES

     Consist of finished goods, work in process and raw materials and are stated at the lower of cost (specific identification) or market.

     INCOME TAXES

     The Company provides for income taxes based on the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, which among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax laws in effect at the date of financial statements.

     PROPERTY, MACHINERY AND EQUIPMENT

     Property, machinery and equipment are stated at cost and are depreciated on the straight-line method over their respective estimated useful lives ranging from 3 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

     REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of product.

     ADVERTISING EXPENSES

     The Company expenses advertising costs as incurred. Advertising expenses were $1,796 and $11,337 for the years ended June 30, 2000 and 1999, respectively.

                        PRECISION PLASTICS MOLDING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [continued]

     FINANCIAL INSTRUMENTS

     Financial instruments consist primarily of cash, restricted cash, accounts receivable, and obligations under accounts payable, accrued expenses, debt, payable to parent, and capital lease instruments. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and short-term debt approximate fair value because of the short maturity of those instruments. The carrying value of the Company's capital lease arrangements approximates fair value because the instruments were valued at the retail cost of the equipment at the time the Company entered into the arrangements. Fair value of the payable to parent cannot be estimated because of the related party nature of the relationship.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     LOSS PER COMMON SHARE

     Net loss per common share is calculated under the provisions of SFAS No. 128 EARNINGS PER SHARE, by dividing net loss by the weighted average number of common shares outstanding. Diluted earnings per share are not presented because the effect of considering the convertible preferred stock would be antidilutive for both years ending June 30, 2000 and 1999.

NOTE 3. LIQUIDITY

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred net losses for the years ended June 30, 2000 and 1999. The Company has received assistance from its parent company but there is no commitment nor can there be assurances that the funding from the parent will continue. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

     Management of the Company is attempting to obtain additional capital and to increase the level of operations. Management believes if these objectives can be achieved it can begin profitable operations which will enable the Company to continue as a going concern.

                        PRECISION PLASTICS MOLDING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE 4. LOSS PER SHARE

     Loss per share calculation for the year ended June 30, 2000.

                                               (LOSS)      SHARES     PER SHARE
                                              ---------   ---------   ---------
     Net Loss                                 $(377,009)  9,791,665
     Preferred Stock Dividends                   (3,600)
                                              ---------
                                              $(380,609)
                                              =========

     BASIC EARNINGS PER SHARE
       Loss Available to Common Shareholders  $(380,609)  9,791,665   $   (0.03)
                                              ---------               ---------
     Effect of Dilutive Securities
       Preferred Stock                              N/A
     DILUTED EARNINGS PER SHARE                     N/A


     Loss per share calculation for the year ended June 30, 1999.

                                               (LOSS)      SHARES     PER SHARE
                                              ---------   ---------   ---------
     Net Loss                                 $(191,716)    955,556
     Preferred Stock Dividends                   (1,504)
                                              ---------
                                              $(193,220)
                                              =========
     BASIC EARNINGS PER SHARE
       Loss Available to Common Shareholders  $(193,220)    955,445   $   (0.20)
                                              ---------               ---------
     Effect of Dilutive Securities
       Preferred Stock                              N/A
     DILUTED EARNINGS PER SHARE                     N/A

     Diluted earnings per share are not presented for the years ended June 30, 2000 and 1999 because the effect of considering the convertible preferred stock would be antidilutive for each year.

NOTE 5 INVENTORIES

     Inventories consist of the following at June 30, 2000:

         Raw Materials                                           $ 35,887
         Work in Process                                              -0-
         Finished Goods                                            62,694
                                                                 --------
             Total Inventory                                     $ 98,581
                                                                 ========

                        PRECISION PLASTICS MOLDING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE 6 CUSTOMER DEPOSITS

     The Company requires a fifty percent deposit at time of order placement for tool work and recognizes the deposit as revenue upon shipment of order.

NOTE 7 PROPERTY, MACHINERY AND EQUIPMENT

     Property, machinery and equipment consist of the following at June 30, 2000:

                                                  ACCUMULATED
                                        COST      DEPRECIATION   NET VALUE
                                     ----------    ----------    ----------
     Equipment                       $  914,478    $  345,758    $  568,720
     Leasehold improvements              51,633        32,988        18,645
     Furniture and fixtures              12,208         4,754         7,454
     Office equipment                    26,525        14,594        11,931
     Vehicles                             1,250           799           451
                                     ----------    ----------    ----------
             TOTALS:                 $1,006,094    $  398,893    $  607,201
                                     ==========    ==========    ==========

     Depreciation expense for the years ended June 30, 2000 and 1999 was $208,513 and $212,762, respectively.

NOTE 8 BUSINESS ACQUISITIONS

     On July 20, 1998, the Company purchased substantially all of the operating assets of Accurate Thermoplastics, Inc., a plastic injection molding business in Mesa, Arizona, for a purchase price of $560,000. The purchase price consisted of a $375,000 cash payment, a promissory note in the amount of $185,000 (see Note 9), and the assumption of specified liabilities totaling $662,911. The note is secured by the assets and bears interest at 8%. The Company was in default on this note at June 30, 1999. The acquisition was recorded under the purchase method of accounting. The aggregate purchase price of $1,222,911 has been allocated to the assets acquired and liabilities assumed based on their respective fair market values. The aggregate consideration paid approximated the fair market value of the net assets acquired and no goodwill was recorded. The operating results are included in the accompanying consolidated financial statements for the period July 20, 1998 through June 30, 1999. The consolidated operating results would nat have been significantly different if the operation of Accurate thermoplastic, Inc. had been included from July 1, 1998.

NOTE 9 FORGIVENESS OF DEBT

     The Company was performing services in lieu of payments on a $94,639 note payable assumed in the July 1998 acquisition during the year. In March 1999 an agreement was reached with the holder of the note to return all material and tooling belonging to the holder and offset $46,015 owing from the holder against the note balance, resulting in a gain of $48,624. The amount is presented as an extraordinary item in the accompanying statement of operations for the year ended June 30, 1999. There is no tax effect of the extraordinary item.

                        PRECISION PLASTICS MOLDING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000


NOTE 10 OPERATING LEASE

     The Company leases its operations facility under an operating lease that expired in July 1999. The rental agreement has been month to month since July 1999. Rent expense under the lease was approximately $83,874 and $86,000 for the years ended June 30, 2000 and 1999.

NOTE 11 INCOME TAXES

     The Company recognizes deferred income taxes for the differences between financial accounting and tax bases of assets and liabilities. Income taxes for the years ended June 30, 2000 and 1999 consisted of the following:

                                                                           TAX
                                                   2000         1999       RATE
                                                 ---------   ----------   ------
     Net operating loss (expires through 2020)   $ 549,000   $  230,580     42%
     Valuation allowance                                       (230,580)    42%
                                                             ----------
     Deferred tax asset 6/30/2000                            $        0
                                                             ==========

     The allowance has increased $157,580 from $73,000 as of June 30, 2000. For the years ending June 30, 2000 and 1999 the Company had no significant income tax expense or liability as a result of net operating losses incurred. Currently, there is no reasonable assurance that the Company will be able to take advantage of deferred tax assets, thus, an offsetting allowance has been established for the deferred asset.

NOTE 12 EMPLOYEE STOCK OPTION PLAN

     The Company adopted an employee stock option plan in June 1998 pursuant to which options may be granted to key employees and/or officers who are selected by the Board of Directors. The exercise price of the options granted pursuant to the Plan are determined by the Board of Directors on a case-by-case basis. Options are exercisable over a three year period and only while the optionee remains an employee of the Company, except that, in the event of an optionee's termination of employment by reason of disability or death while an employee. The Plan allows granting of up to 2,400,000 shares of Precision common stock. As of June 30, 2000, 1,500,000 options have been granted and exercised for services valued at $60,000. No other options have been granted under the Plan.

NOTE 13 CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Approximately $53,000 of the accounts receivable balance at June 30, 2000 is due from two significant customers. Approximately 52% of the Company's revenue for the year ended June 30, 2000 was derived from two customers, including 27% and 25% from each customer.

                        PRECISION PLASTICS MOLDING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2000

NOTE 14 CAPITAL LEASES

     The Company leases office equipment under capital leases expiring through June 2002. The following presents future minimum lease payments under capital lease by year and the present value of minimum lease payments as of June 30, 2000:

         Year ended June 30:
         2001                                                    $    2,400
         2002                                                         2,400
                                                                 ----------
         Total minimum lease payments                                 4,800
         Less amount representing interest                              422
                                                                 ----------

         Present value of minimum lease payments                      4,378
         Current portion                                              2,091
                                                                 ----------
         Long-term portion                                       $    2,287
                                                                 ----------

     Gross cost and accumulated amortization of equipment under the capital leases at June 30, 2000 was approximately $8,097 and $3,104, respectively.

NOTE 15 STOCKHOLDERS' EQUITY

     PREFERRED STOCK

     The Company sold 36 shares of the Series A 10%, $1,000 par value, Cumulative Preferred Stock for $36,000 during the year ended June 30, 1999. The Series A has a liquidation preference of $36,000. The shares are convertible into units of four hundred shares of common stock and warrants to purchase two hundred shares of common stock at $4.50 per share. Dividends of $910 are accrued at June 30, 2000.

     COMMON STOCK

     On July 17, 1998 the Company issued 2,000,000 shares of common stock to Diamond Equities, Inc. for $400,000.

     The Company issued 50,000 shares each to two directors as compensation. The shares were valued at $0.20 per share.

     On September 17, 1998 the Company made a 1 for 3 reverse stock split, thereby reducing the number of outstanding shares from 3,000,000 to 1,000,000.

     In September 8, 1999 the Company made a 8 for 1 stock split, thereby increasing the number of outstanding shares from 1,000,000 to 8,000,000.

     The Company issued 2,000,000 shares of common stock to various investors. The shares were valued at $0.09 per share.

     On June 26, 2000 the Company issued 1,500,000 common stock to various employees for services rendered. The shares were valued at $0.04 per share.

                        PRECISION PLASTICS MOLDING, INC.
                          Notes to Financial Statements
                                  June 30, 2000


NOTE 16 RELATED PARTY TRANSACTIONS

     An officer and director of the Company performs accounting services for the Company at a flat fee per month for compilation service and is paid an hourly fee for any additional work. The Company paid $7,922 to the officer's accounting firm for the year ended June 30, 2000.

     The Company has received assistance and advances from its parent Company during the year ended June 30, 2000. There are common expenses, which have not been fully allocated between the Company and its parent.

NOTE 17 COMMITMENTS AND CONTINGENCIES

     On June 15, 1998, the Company entered into an employment agreement with an employee for an initial term of three years. The agreement was renewable for additional three year terms, however, in November 1999, the employee released Precision from the contract.

     Precision entered into another employment agreement on July 1, 1998 for an initial term of three years. The employee is to receive a base salary of $40,000 and shall be adjusted annually by the increase, if any, in the cost of living. The employee is entitled to an annual bonus as determined by the Board of Directors.

     On June 26, 2000 the Company entered into a joint venture with National Plastics, Inc. in which National Plastics will provide molds to the Company to manufacture the parts. The joint venture will remain in effect until December 31, 2001.

NOTE 18 NOTE PAYABLE

     On July 9 1999 a lawsuit was filed against the Company related to a note payable to the prior owner of Precision Plastics Molding. As of June 30, 1999, the Company was in default on the note. On November 23, 1999 the suit was settled. The Company paid $165,000 and issued 14,000 shares of Diamond Equities, Inc. common stock in full settlement of the note.

NOTE 19 INTERIM FINANCIAL STATEMENTS/SUBSEQUENT EVENT

     The unaudited financial statements for the three month period ending September 30, 2000 and 1999, have been included to facilitate current regulatory reporting. These statements have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

     During the three month period ended September 30, 2000, the Company converted debt to the parent company of $454,283 to equity by issuing 1,800,000 shares of common stock.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     Exhibit Number      Description of Exhibit
     --------------      ----------------------
          2.1*           Articles of Incorporation

          2.2*           Amendment to Articles of Incorporation

          2.3*           Bylaws

          3.1*           Form of Certificate of Common Stock

          3.2*           Form of Certificate of Class A Preferred Stock

          3.3* Certificate of Designation, Preferences, Rights & Limitations for Class A Preferred Stock

          3.4* Confidential Disclosure Statement of September 29, 1998 for Class A Preferred Stock

          6.1* Asset Purchase Agreement between the Company, Diamond and Premier Plastics Corp, dated June 15, 1998

          6.2a* Asset Purchase Agreement between the Company, Precision and Accurate Thermoplastics, Inc., dated July 15, 1998

          6.2b* Promissory Note made by Precision in favor of Accurate dated July 15, 1998

          6.3* Employment Agreement between the Company and David Westfere dated June 1, 1998

          6.4* Employment Agreement between the company and John Hoffman dated June 15, 1998

          6.5*           Employee Stock Option Plan of June 1, 1998

----------
Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of Section 12(b) or (g) of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PRECISION PLASTICS MOLDING, INC.


                                        By: /s/ David Westfere
                                            ------------------------------------
                                            David Westfere
                                            Chief Executive Officer

Date: February 1, 2001


     Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 1, 2001.


    SIGNATURE                                   TITLE
    ---------                                   -----

/s/ David Westfere                      Chief Executive Officer
-----------------------------
David Westfere


/s/ John Hoffman                        Secretary/Treasurer
-----------------------------
John Hoffman


                                      S-1